

Mail Stop 3561

October 17, 2008

Mr. Jim McDevitt
Chief Financial Officer
Capital Growth Systems, Inc.
500 W. Madison Street, Suite 2060
Chicago, Illinois 60661

> **Re:** **Capital Growth Systems, Inc.**
> **Item 4.01 8-K Filed October 15, 2008**
> **File No. 000-30831**

Dear Mr. McDevitt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 8-K Filed October 15, 2008

1. We note that Plante will continue to serve as your independent accountant and that its decision not to stand for re-election and end its relationship will become effective upon the earlier of November 15, 2008 or the filing of your Form 10-Q for the quarter ended September 30, 2008. It appears the circumstance you describe represents a future change in independent accountants. Please note that you should amend the current report when Plante has completed all audit related work with respect to its engagement. In the amendment, we would expect you to disclose the date that the firm completed all audit work and provide the disclosures regarding disagreements and reportable events required by paragraphs (a)(1) (iv) and (v) of Item 304 of Regulation S-K through that date. Please acknowledge this obligation in your written response.

2. Please also note that you are required to file a current report on Form 8-K when you engage a new independent accountant and disclose whether the engagement was approved by the audit or similar committee of the board of directors or by the board of directors, the date of the engagement and the other information required by paragraph (a)(2) of Item 304 of Regulation S-K to extent applicable to your facts and circumstances. Please acknowledge this obligation in your written response.

3. Please clarify your disclosure in the last sentence of the first paragraph to state whether the Plante's report on your financial statements for each of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

4. Please revise the period during which there were no disagreements with Plante to include the two most recent fiscal years and the subsequent interim period preceding the date you received notice of their intention to not stand for re-election on October 8, 2008. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

5. With respect to the material weaknesses that were determined to be reportable events, please revise to include the disclosures specified in paragraphs (a)(1)(iv)(B) and (C) of Item 304 of Regulation S-K.

6. Please note that you are required file an updated letter from Plante stating whether the firm agrees with the statements made in amendments to the filing and, if not, stating the respects in which the firm does not agree. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant